EXHIBIT (a)(1)(O)

FORM OF EMAIL COMMUNICATION NOTIFYING PARTICIPANT OF INVALID ELECTION

TO:	[Eligible Participant]
FROM:	Caesars Option Exchange Program Administrator
SUBJECT:	Caesars Entertainment Corporation Option Exchange Program – Notice of Invalid Election
DATE:	[DATE]

Our records indicate that you recently attempted to make an election regarding your eligible options on the option exchange website. Unfortunately, your election was invalid and was rejected.

As a result of your invalid election, your current election is NO EXCHANGE, meaning you have elected NOT to exchange your eligible options. Your eligible options will not be canceled and will remain subject to their present terms.

You may visit the website and change your election as many times as you wish until the expiration of the option exchange, currently scheduled for 9:00 p.m. Pacific Time on Tuesday, August 21, 2012. If for any reason you are unable to access the option exchange website, you may submit a paper election form to change your election by facsimile to (001+) (702) 494-4960, but it must be completed, signed and received by 9:00 p.m. Pacific Time, on August 21, 2012. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election we receive before the expiration of the option exchange.

We urge you to read the Offer to Exchange and other offer documents governing the option exchange, which are available on the option exchange website, https://www.caesarsoptionexchange.com, through the U.S. Securities and Exchange Commission’s website at http://www.sec.gov, by emailing optionexchange@caesars.com, or by calling Russell Goldich, Director of Compensation of Caesars, at (001+) (702) 407-6043.

If you have any questions about the option exchange program, or to obtain a paper election form, please send an email to optionexchange@caesars.com or call Russell Goldich, Director of Compensation of Caesars, at (001+) (702) 407-6043.